SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated November 11, 2009 with the report for the three-month period ended on September 30, 2009 and September 30, 2008 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated November 11, 2009, the Company filed the report for the three-month period ended on September 30, 2009 and September 30, 2008 as requested by Section 63 of the Bolsa de Comercio de Buenos Aires rules. The result of such period reflects:

1- Period Result	03-31-09	03-31-08
	In Thousand Ps.	In Thousand Ps.
Ordinary	61,827	(37,399)
Extraordinary	—	—
Period Profit	61,827	(37,399)

2- Net Worth Composition

Outstanding Shares	471,539	499,382
Treasury Shares	30,000	2,154
Subscribed Capital	501,539	501,536
Comprehensive Capital Adjustment – Outstanding shares	156,276	165,507
Comprehensive Capital Adjustment – Treasury Shares	9,942	711
Premium on Shares	879,218	879,206
Technical revaluation	—	—
Legal Reserve	16,792	15,645
Reserve for new projects	85,543	158,744
Retained earnings	188,720	(21,728)
Temporary conversion difference	62,254	(5,027)

Total Net Worth	1,900,284	1,694,594

In accordance with the Article o), Section 63 of the above referenced rules, the Company informed that as of September 30, 2009, the capital stock of the Company is Ps. 501,538,610. Its share composition is divided in 501,538,610 of non endorsable registered common stock of face value Ps. 1 each, and with right to 1 vote each.

The principal shareholder is Inversiones Financieras del Sur S.A. with 166,499,047 shares, which represent 33.20% of the issued and outstanding capital stock.

As of September 30, 2009 the amount of 305,039,563 non endorsable common stock of nominal value Ps.1 each and one (1) vote each were not held by the principal shareholders, which represents 60.82% of the issued and outstanding capital stock.

As of September 30, 2009, 30,000,000 common shares were treasury shares, which represents 5.98% of the issued and outstanding capital stock.

On March 2008, the Company increased its share capital in 180 million shares. Each shareholder received, for each share subscribed, free of charge one warrant to purchase 0,33333333 new shares at a price of US$ 1.68 for every share to be purchased. Accordingly, 180 million warrants entitling its holders to purchase a total of 60 million additional shares at the mentioned price were granted. The warrants will expire on May 22, 2015. The warrants are traded on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the NASDAQ under the symbol “CRESW”.

If the warrant’s holders exercise all the outstanding warrants, the outstanding shares would increase up to 560,774,768. If Inversiones Financieras S.A. and all the remaining holders of the warrants exercised all their warrants, the holding of Inversiones Financieras del Sur S.A: would increase in 27,539,026 shares, which would represent a stake of 34.60%, and a total amount of 194,038,073 shares.

Below is an outline of the highlights of this period:

•

Net income for the first quarter of fiscal year 2010 amounted to Ps. 61.8 million, compared to a loss of Ps. 37.4 million in the first quarter of the previous fiscal year, mainly attributable to the operating income of IRSA’s real estate business, which amounted to Ps. 110.0 million, and income from IRSA’s related companies (Banco Hipotecario S.A.)

•

Operating results for the quarter showed a Ps. 90.3 million profit, composed of operating income of Ps. 110.0 million derived from the consolidation of IRSA’s segments and a Ps. 19.7 million loss from Cresud’s agribusiness segments for the first quarter of fiscal year 2010, compared to the Ps. 8.0 million operating loss posted by Cresud in the same period of the previous fiscal year. The increase in operating losses from the agribusiness segments is explained mainly by lower yields caused by adverse weather conditions recorded in the previous season that impacted on production levels and sales at the beginning of the new fiscal year.

•

We have allocated 111,459 hectares to agriculture, a figure similar to that of the previous year. We have increased our own areas and those under long term concessions devoted to agriculture by more than 70%, and have reduced hectares under short term leases by 35%. For the 2009/10 season better rainfall levels are expected, which should lead to improved soil humidity conditions and higher crop yields.

•

Development of land reserves: During the July-September 2009 period the number of hectares under beef cattle production in our Los Pozos farm increased to 50,000, and the number of hectares allocated to agriculture in the same farm increased to almost 7,000. We continue to develop Agropecuaria Anta S.A., which has reached almost 10,000 hectares of own land under agricultural production.

•

Subsequently to the closing of the quarter we increased our interest in BrasilAgro to 22.89%. BrasilAgro plans to increase its production area by 44% this fiscal year, to more than 48,000 hectares, and over 31,000 hectares have already been planted with summer crops.

•

IRSA’s Segments: During the first quarter of this fiscal year the trend in losses in the Consumer Finance segment was reverted, recording Ps. 5.8 million of operating income. IRSA’s rental segments (Shopping Centers and Offices and Other) showed a solid performance despite the more adverse market conditions experienced in the past year.

•

In September, Cresud issued Notes for an amount equivalent to Ps. 50 million to finance working capital and short term liabilities. A series in pesos for a 270 day tenor and another series in Dollars for a one-year tenor were issued, at very competitive rates, showing Cresud’s capacity and franchise to access the capital markets when conditions are feasible.

•

Subsequently to the closing of the first quarter of fiscal year 2010, the Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the distribution of cash dividends for Ps. 60.0 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 11, 2009.